SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                               (Amendment No. 13)

                    Under the Securities Exchange Act of 1934


                        SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   847807 10 4
                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                              Stephen R. Volk, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000

                                 August 10, 1995
             (Date of Event which Requires Filing of this Statement)

                   ------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box \ \. Check the following box if a fee is being paid with this statement \ \.

CUSIP No. 847807 10 4
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                SEGI HOLDING CO.
-----------------------------------------------------------------------------
        I.R.S. Identification No. 65-0418084
-----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\ \     (a)-----------------------------------------------------------------
\ \     (b)-----------------------------------------------------------------
           -----------------------------------------------------------------

(3)     SEC Use Only--------------------------------------------------------
----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)---------------------------------
----------------------------------------------------------------------------
----------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e).
----------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             -------------------------------
----------------------------------------------------------------------------

----------
 Number of      (7)  Sole Voting Power--------------------------------------
  Shares
Beneficially    (8)  Shared Voting Power        69,010,580
 Owned by                                 ----------------------------------
  Each          (9)  Sole Dispositive Power---------------------------------
Reporting
  Person        (10) Shared Dispositive Power        69,010,580
    With                                       ------------------------------
--------

(11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person
                         69,010,580
----------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)---------------------------------------------------------
----------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
      78% (includes share subject to currently exercisable warrants)
----------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)  CO
                                                    ------------------------
----------------------------------------------------------------------------

CUSIP No. 847807 10 4
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                BLOCKBUSTER PICTURES HOLDING CORPORATION
-----------------------------------------------------------------------------
        I.R.S. Identification No. 65-0418087
-----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\  \     (a)----------------------------------------------------------------
\  \     (b)----------------------------------------------------------------
----------------------------------------------------------------------------

(3)     SEC Use Only--------------------------------------------------------
----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)---------------------------------
----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             ------------------------------
---------------------------------------------------------------------------

----------
 Number of      (7)  Sole Voting Power-------------------------------------
  Shares
Beneficially    (8)  Shared Voting Power        69,010,580
 Owned by                               -----------------------------------
  Each          (9)  Sole Dispositive Power--------------------------------
Reporting
  Person        (10) Shared Dispositive Power    69,010,580
   With                                       -----------------------------
----------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                        69,010,580
----------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------

(13)  Percent  of Class  Represented  by Amount  in Row (11)
         78% (includes shares subject to currently exercisable warrants)
---------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   CO
                                                  -------------------------
---------------------------------------------------------------------------

CUSIP No. 847807 10 4
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                VIACOM INC.
-----------------------------------------------------------------------------
                I.R.S. Identification No. 04-2949533
-----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\  \    (a)-----------------------------------------------------------------
\  \    (b)-----------------------------------------------------------------

(3)     SEC Use Only--------------------------------------------------------
----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)---------------------------------
----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
----------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             -------------------------------
----------------------------------------------------------------------------


----------
 Number of      (7)  Sole Voting Power-------------------------------------
  Shares
Beneficially    (8)  Shared Voting Power     69,010,580
 Owned by                                ----------------------------------
  Each          (9)  Sole Dispositive Power--------------------------------
Reporting
  Person        (10)    Shared Dispositive Power     69,010,580
   With                                           -------------------------
----------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                69,010,580
--------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-----------------------------------------------------
--------------------------------------------------------------------------

(13)    Percent of Class  Represented by Amount in Row (11)
           78% (includes shares subject to currently exercisable warrants)
--------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   CO
                                                    ----------------------
--------------------------------------------------------------------------

CUSIP No.947807 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                       SUMNER M. REDSTONE
---------------------------------------------------------------------------
                       S.S. No.
---------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\  \   (a)----------------------------------------------------------------
 \  \  (b)----------------------------------------------------------------
--------------------------------------------------------------------------

(3)     SEC Use Only------------------------------------------------------
--------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)-------------------------------
--------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-----------------------------------------------------

(6)     Citizenship or Place of Organization   United States
                                             ----------------------------
-------------------------------------------------------------------------


----------
 Number of      (7)  Sole Voting Power-----------------------------------
  Shares
Beneficially    (8)  Shared Voting Power          69,010,580
  Owned by                               --------------------------------
  Each          (9)  Sole Dispositive Power------------------------------
 Reporting
 Person         (10)  Shared Dispositive Power   69,010,580
   With                                        --------------------------
----------

(11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person
                    69,010,580
-------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-------------------------------------------------------

(13) Percent of Class  Represented by Amount in Row (11)
      78% (includes shares subject to currently exercisable warrants)
-------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)         IN
                                                  -----------------------
-------------------------------------------------------------------------

     This Amendment No. 13 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Pictures Holding Corporation ("Holdings"), SEGI Holding Company ("SEGI") and Repinvesco, Inc. ("REPI"), as amended (the "Statement"). This Amendment No. 13 is filed with respect to the shares of common stock, par value $.10 per share (the "Common Stock"), of Spelling
Entertainment Group Inc. (the "Issuer"), a Florida corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 2. Identity and Background.
        -----------------------

     Item 2 is hereby amended and supplemented to reflect changes in the directors and executive officers of Viacom Inc. Schedule I attached hereto sets forth the following information with respect to each such person:

          (i)     name;

          (ii)    business address (or residence address where indicated); and

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     All of the directors and executive officers of Viacom are citizens of the United States.

     During the last five years, neither Viacom nor any person named in Schedule I attached hereto (including Mr. Redstone) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4. Purpose of the Transaction.
        --------------------------

     Item 4 is hereby amended and supplemented as follows:

     On August 10, 1995, Viacom Inc. ("Viacom") announced that it will sell the Issuer. Viacom also announced it will acquire the Issuer's interest in Virgin Interactive Entertainment Limited ("Virgin"). Viacom anticipates that an independent committee of the Issuer's Board of Directors will be formed to negotiate the terms of the Virgin transaction. A copy of the press release issued by Viacom, dated August 10, 1995, relating to the above-described transactions is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.
        --------------------------------

99.1    Press release issued by Viacom Inc. on August 10, 1995.

99.2    Limited Power of Attorney (previously filed).

                                   Schedule I

                               Executive Officers



                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                of Viacom; Chairman         200 Elm Street
                                 New York, NY  10036          of the Board and            Dedham, MA  02026
                                                              President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Frank J. Biondi, Jr.*            Viacom Inc.                  President, Chief            Viacom International Inc.
                                 1515 Broadway                Executive Officer           1515 Broadway
                                 New York, NY  10036          of Viacom                   New York, NY  10036

Vaughn A. Clarke                 Viacom Inc.                  Sr. VP, Treasurer of        Viacom International Inc.
                                 1515 Broadway                Viacom                      1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Philippe P. Dauman*              Viacom Inc.                  Executive VP, General       Viacom International Inc.
                                 1515 Broadway                Counsel, Chief              1515 Broadway
                                 New York, NY  10036          Administrative Officer      New York, NY  10036
                                                              and Secretary of Viacom

Thomas E. Dooley                 Viacom Inc.                  Executive VP, Finance,      Viacom International Inc.
                                 1515 Broadway                Corporate Development and   1515 Broadway
                                 New York, NY  10036          Communications of Viacom    New York, NY  10036

Carl D. Folta                    Viacom Inc.                  Sr. VP, Corporate           Viacom International Inc.
                                 1515 Broadway                Relations of Viacom         1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Michael D. Fricklas              Viacom Inc.                  Sr. VP, Deputy General      Viacom International Inc.
                                 1515 Broadway                Counsel of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Susan C. Gordon                  Viacom Inc.                  Vice President, Controller  Viacom International Inc
                                 1515 Broadway                and Chief Accounting        1515 Broadway
                                 New York, NY  10036          Officer of Viacom           New York, NY  10036

Rudolph L. Hertlein              Viacom Inc.                  Sr. VP of Viacom            Viacom International Inc.
                                 1515 Broadway                                            1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

__________
*also a Director



                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
----                             -----------------            --------------------        ------------------------

Edward D. Horowitz               Viacom Inc.                  Sr. VP, Technology of       Viacom International Inc.
                                 1515 Broadway                Viacom;  Chairman, Chief    1515 Broadway
                                 New York, NY  10036          Executive Officer           New York, NY  10036
                                                              of New Media and
                                                              Interactive Television




Henry Leingang                   Viacom Inc.                  Sr. VP, Chief Information   Viacom International Inc.
                                 1515 Broadway                Officer of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

William A. Roskin                Viacom Inc.                  Sr. VP, Human Resources     Viacom International Inc.
                                 1515 Broadway                and Administration of       1515 Broadway
                                 New York, NY  10036          Viacom                      New York, NY 10036


George S. Smith, Jr.             Viacom Inc.                  Sr. VP, Chief Financial     Viacom International Inc.
                                 1515 Broadway                Officer of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036


Mark M. Weinstein                Viacom Inc.                  Sr. VP, Government          Viacom International Inc.
                                 1515 Broadway                Affairs of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

                                   DIRECTORS
                                   ---------

George S. Abrams                 Winer & Abrams                Attorney                    Winer & Abrams
                                 One Court Street                                         One Court Street
                                 Boston, MA  02108                                        Boston, MA  02108

Steven R. Berrard                Blockbuster Entertainment    President and Chief         Blockbuster
                                  Group                       Executive Officer           Entertainment
                                 One Blockbuster Plaza        of the Blockbuster          Group
                                 Fort Lauderdale, FL          Entertainment Group         One Blockbuster Plaza
                                 33301                                                    Fort Lauderdale, FL
                                                                                          33301

H. Wayne Huizenga                Blockbuster Entertainment    Vice Chairman of Viacom     Blockbuster
                                   Group                      Inc.; Chairman of the       Entertainment
                                 One Blockbuster Plaza        Board and Chief             Group
                                 Fort Lauderdale, FL          Executive Officer of        One Blockbuster Plaza
                                 33301                        Blockbuster Entertainment   Fort Lauderdale, FL
                                                              Group; Chairman of the      33301
                                                              Board of Huizenga
                                                              Holdings, Inc.; Chairman
                                                              of the Board of Spelling
                                                              Entertainment Group Inc.

George D. Johnson, Jr.           Blockbuster Entertainment    President -- Domestic       Blockbuster
                                  Group                       Consumer Division           Entertainment
                                 One Blockbuster Plaza        of the Blockbuster          Group
                                 Fort Lauderdale, FL          Entertainment Group         One Blockbuster Plaza
                                 33301                                                    Fort Lauderdale, FL
                                                                                          33301

Ken Miller                       C.S. First Boston            Vice Chairman of C.S.       C.S. First Boston
                                 Park Avenue Plaza            First Boston                Park Avenue Plaza
                                 55 East 52nd Street                                      55 East 52nd Street
                                 New York, NY 10055                                       New York, NY 10055

Brent D. Redstone                31270 Eagle Crest Lane       Self-Employed
                                 Evergreen, CO  80439
                                 [Residence]

Shari Redstone                   National Amusements, Inc.    Executive Vice President    National Amusements,
                                 200 Elm Street               of National Amusements,     Inc.
                                 Dedham, MA  02026            Inc.                        200 Elm Street
                                                                                          Dedham, MA  02026


                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
----                             -----------------            --------------------        ------------------------


Frederic V. Salerno              NYNEX Corporation            Vice Chairman--Finance      NYNEX Corporation
                                 335 Madison Avenue           and Business                335 Madison Avenue
                                 New York, NY  10017          Development of NYNEX        New York, NY  10017

William Schwartz                 Yeshiva University           VP for Academic Affairs     Yeshiva University
                                 2495 Amsterdam Avenue        (chief academic officer)    2495 Amsterdam Avenue
                                 New York, NY  10033          of Yeshiva University       New York, NY  10033

Ivan Seidenberg                  NYNEX Corporation            Chairman of the Board and   NYNEX Corporation
                                 335 Madison Avenue           Chief Executive Officer     335 Madison Avenue
                                 New York, NY  10017          of NYNEX                    New York, MY  10017

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


August 10, 1995                                 SEGI HOLDING CO.


                                                By  /s/ Michael D. Fricklas
                                                  ----------------------------
                                                Name:   Michael D. Fricklas
                                                Title:  Senior Vice President

PAGE>

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


August 10, 1995                             BLOCKBUSTER PICTURES
                                            HOLDING CORPORATION


                                            By /s/ Michael D. Fricklas
                                              ------------------------------
                                            Name:  Michael D. Fricklas
                                            Title: Senior Vice President

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


August 10, 1995                           VIACOM INC.


                                          By /s/ Michael D. Fricklas
                                             -------------------------------
                                          Name:  Michael D. Fricklas
                                          Title: Senior Vice President,
                                                 Deputy General Counsel

Signature
---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 10, 1995                            *
                              -------------------------------------------
                                  Sumner M. Redstone, Individually


*By /s/ Philippe P. Dauman
   ---------------------------
        Philippe P. Dauman
        Attorney-in-Fact
        under the Limited Power of
        Attorney filed as Exhibit 99.2
        to the Statement, Amendment No. 11.

                                  Exhibit Index


Exhibit No.     Description     Page No.

        99.1    Press release issued by
                Viacom Inc. on August 10, 1995.

        99.2    Limited Power of Attorney
                (previously filed)